

December 3, 2012

Via E-mail
Patrick Gray
Chief Financial Officer
Axesstel, Inc.
6815 Flanders Drive, Suite 210
San Diego, California 92121

> **Re:** **Axesstel, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 17, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed November 6, 2012**
> **File No. 001-32160**

Dear Mr. Gray:

We have reviewed your filings and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Fiscal Period Ended September 30, 2012

Liquidity and Capital Resources, page 20

1.   Please revise your disclosure in an amended filing to address more specifically your short-term and long-term liquidity. That is, discuss whether you believe you have sufficient financial resources to fund your operations for at least the next six month- and twelve month-period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director